UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 1, 2024

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Transaction in Own Shares dated 01 July 2024
Exhibit No. 2	Barclays US LLC Annual Stress Test Results dated 01 July 2024
Exhibit No. 3	Total Voting Rights dated 01 July 2024
Exhibit No. 4	Transaction in Own Shares dated 02 July 2024
Exhibit No. 5	Transaction in Own Shares dated 03 July 2024
Exhibit No. 6	Transaction in Own Shares dated 04 July 2024
Exhibit No. 7	Transaction in Own Shares dated 05 July 2024
Exhibit No. 8	Transaction in Own Shares dated 08 July 2024
Exhibit No. 9	Transaction in Own Shares dated 09 July 2024
Exhibit No. 10	Transaction in Own Shares dated 10 July 2024
Exhibit No. 11	Block listing Interim Review dated 10 July 2024
Exhibit No. 12	Transaction in Own Shares dated 11 July 2024
Exhibit No. 13	Director/PDMR Shareholding dated 11 July 2024
Exhibit No. 14	Transaction in Own Shares dated 12 July 2024
Exhibit No. 15	Transaction in Own Shares dated 15 July 2024
Exhibit No. 16	Transaction in Own Shares dated 16 July 2024
Exhibit No. 17	Transaction in Own Shares dated 17 July 2024
Exhibit No. 18	Transaction in Own Shares dated 18 July 2024
Exhibit No. 19	Transaction in Own Shares dated 19 July 2024
Exhibit No. 20	Transaction in Own Shares dated 22 July 2024
Exhibit No. 21	Transaction in Own Shares dated 23 July 2024
Exhibit No. 22	Transaction in Own Shares dated 24 July 2024
Exhibit No. 23	Transaction in Own Shares dated 25 July 2024
Exhibit No. 24	Director Declaration dated 26 July 2024
Exhibit No. 25	Transaction in Own Shares dated 26 July 2024
Exhibit No. 26	Transaction in Own Shares dated 29 July 2024
Exhibit No. 27	Transaction in Own Shares dated 30 July 2024
Exhibit No. 28	Transaction in Own Shares & Completion of Buy-back dated 31 July 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: August 1, 2024

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

1 July 2024
Barclays PLC
Transaction in own shares
Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	28 June 2024
Number of ordinary shares purchased:	4,290,000
Highest price paid per share:	211.6500p
Lowest price paid per share:	208.8000p
Volume weighted average price paid per share:	210.1387p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,816,055,265 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,816,055,265 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4622U_1-2024-6-28.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 399,000,564 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 195.0098p per ordinary share.
- ENDS -
For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 2

28 June 2024

Barclays PLC

Barclays US LLC Annual Stress Test Results

Barclays PLC notes the Federal Reserve Board's ("FRB") publication of the results from its annual bank stress tests on 26 June 2024. The projected capital ratios for Barclays US LLC (Barclays' US intermediate holding company) remained above the regulatory minimum required levels across all nine quarters of the test.

In addition, Barclays US LLC has published its own assessment of its results under the FRB's hypothetical supervisory severely adverse scenario, which can be found on the Barclays website at:

https://home.barclays/investor-relations/investor-news/fed-filings/

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina	Ann Thielke
+44 207 116 2526	+1 212 526 1472

About Barclays
Our vision is to be the UK-centred leader in global finance. We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and a strong, specialist US consumer bank. Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website: home.barclays

Exhibit No. 3

1 July 2024

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA's) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 30 June 2024, Barclays PLC's issued share capital consists of 14,816,055,265 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure 14,816,055,265 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0)20 7116 2526	Media Relations Jon Tracey +44 (0)20 7116 4755

Exhibit No. 4

2 July 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	1 July 2024
Number of ordinary shares purchased:	4,308,000
Highest price paid per share:	213.3500p
Lowest price paid per share:	211.0000p
Volume weighted average price paid per share:	212.4167p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,811,777,838 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,811,777,838 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6894U_1-2024-7-1.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 403,308,564 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 195.1957p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 5

3 July 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	2 July 2024
Number of ordinary shares purchased:	5,148,668
Highest price paid per share:	213.2500p
Lowest price paid per share:	210.2000p
Volume weighted average price paid per share:	211.7885p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,806,755,390 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,806,755,390 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8755U_1-2024-7-2.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 408,457,232 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 195.4049p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 6

4 July 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	3 July 2024
Number of ordinary shares purchased:	5,219,000
Highest price paid per share:	217.9500p
Lowest price paid per share:	213.0500p
Volume weighted average price paid per share:	216.5154p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,801,610,266 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,801,610,266 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0587V_1-2024-7-3.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 413,676,232 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 195.6712p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 7

5 July 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	4 July 2024
Number of ordinary shares purchased:	3,817,733
Highest price paid per share:	222.7000p
Lowest price paid per share:	220.2000p
Volume weighted average price paid per share:	221.7158p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,797,851,437 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,797,851,437 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2411V_1-2024-7-4.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 417,493,965 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 195.9094p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 8

8 July 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	5 July 2024
Number of ordinary shares purchased:	3,994,589
Highest price paid per share:	225.2500p
Lowest price paid per share:	219.4500p
Volume weighted average price paid per share:	222.3066p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,793,948,718 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,793,948,718 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3949V_1-2024-7-5.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 421,488,554 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 196.1596p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 9

9 July 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	8 July 2024
Number of ordinary shares purchased:	4,974,396
Highest price paid per share:	224.9000p
Lowest price paid per share:	218.9500p
Volume weighted average price paid per share:	222.9027p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,788,996,565 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,788,996,565 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5800V_1-2024-7-8.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 426,462,950 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 196.4715p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 10

10 July 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	9 July 2024
Number of ordinary shares purchased:	4,937,493
Highest price paid per share:	222.7000p
Lowest price paid per share:	215.6500p
Volume weighted average price paid per share:	218.6023p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,785,574,844 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,785,574,844 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7624V_1-2024-7-9.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 431,400,443 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 196.7248p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 11

BLOCK LISTING INTERIM REVIW

Date:  10 July 2024

Name of applicant:	BARCLAYS PLC
Period of return:	1 January 2024 - 30 June 2024
Name of scheme:	SAYE Share Option Scheme	Barclays Group Share Incentive Plan and Barclays Global Sharepurchase Plan	Barclays Group Share Value Plan	Barclays Long Term Incentive Plan
Class of unallotted securities	Ordinary shares of 0.25p each	Ordinary shares of 0.25p each	Ordinary shares of 0.25p each	Ordinary shares of 0.25p each
Balance of unallotted securities under scheme(s) from previous return:	76,821,329	27,516,448	8,033,355	20,676,400
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	0	0	0	0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	46,338,520	14,029,596	133,713	0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	30,482,809	13,486,852	7,899,642	20,676,400
Name of contact:	Garth Wright
Telephone number of contact:	020 7116 3170

Exhibit No. 12

11 July 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	10 July 2024
Number of ordinary shares purchased:	5,053,681
Highest price paid per share:	219.6500p
Lowest price paid per share:	216.9000p
Volume weighted average price paid per share:	218.3677p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,780,569,215 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,780,569,215 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9404V_1-2024-7-10.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 436,454,124 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 196.9754p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 13

11 July 2024

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transactions by a person discharging managerial responsibility in ordinary shares of the Company with a nominal value of 25 pence each ("Shares") as set out below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Adeel Khan
2	Reason for the notification
a)	Position/status	Head of Global Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group Share Incentive Plan notified Barclays PLC that it acquired and now holds Shares on behalf of the individual described above.  The Shares acquired include an allocation of Shares as matching shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.689 per Share	60
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-03-07
f)	Place of the transaction	Outside a trading venue

For further information please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 14

12 July 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	11 July 2024
Number of ordinary shares purchased:	5,006,145
Highest price paid per share:	222.5500p
Lowest price paid per share:	219.0500p
Volume weighted average price paid per share:	221.2290p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,775,567,724 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,775,567,724 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1275W_1-2024-7-11.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 441,460,269 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 197.2504p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 15

15 July 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	12 July 2024
Number of ordinary shares purchased:	4,043,000
Highest price paid per share:	224.6500p
Lowest price paid per share:	221.6000p
Volume weighted average price paid per share:	222.9470p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,771,554,765 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,771,554,765 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3071W_1-2024-7-12.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 445,503,269 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 197.4836p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 16

16 July 2024

Barclays PLC

Transaction in Own Shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	15 July 2024
Number of ordinary shares purchased:	4,932,774
Highest price paid per share:	225.5500p
Lowest price paid per share:	219.5000p
Volume weighted average price paid per share:	223.5760p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,766,630,507 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,766,630,507 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4866W_1-2024-7-15.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 450,436,043 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 197.7694p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 17

17 July 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	16 July 2024
Number of ordinary shares purchased:	3,980,918
Highest price paid per share:	227.6000p
Lowest price paid per share:	223.5500p
Volume weighted average price paid per share:	225.7803p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,762,663,429 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,762,663,429 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6587W_1-2024-7-16.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 454,416,961 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 198.0148p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 18

18 July 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	17 July 2024
Number of ordinary shares purchased:	3,959,000
Highest price paid per share:	233.0000p
Lowest price paid per share:	227.8500p
Volume weighted average price paid per share:	230.8730p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,758,770,064 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,758,770,064 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8359W_1-2024-7-17.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 458,375,961 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 198.2986p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 19

19 July 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	18 July 2024
Number of ordinary shares purchased:	3,900,000
Highest price paid per share:	234.2500p
Lowest price paid per share:	228.8500p
Volume weighted average price paid per share:	231.6644p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,754,940,562 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,754,940,562 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0126X_1-2024-7-18.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 462,275,961 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 198.5801p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 20

22 July 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	19 July 2024
Number of ordinary shares purchased:	4,811,000
Highest price paid per share:	231.1500p
Lowest price paid per share:	226.4500p
Volume weighted average price paid per share:	229.0919p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,750,196,107 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,750,196,107 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1750X_1-2024-7-19.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 467,086,961 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 198.8943p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 21

23 July 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	22 July 2024
Number of ordinary shares purchased:	4,602,510
Highest price paid per share:	231.5000p
Lowest price paid per share:	228.0000p
Volume weighted average price paid per share:	229.9844p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,745,603,574 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,745,603,574 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3638X_1-2024-7-22.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 471,689,471 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 199.1977p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 22

24 July 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	23 July 2024
Number of ordinary shares purchased:	3,874,126
Highest price paid per share:	231.5500p
Lowest price paid per share:	229.7000p
Volume weighted average price paid per share:	230.6021p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,741,754,799 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,741,754,799 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5492X_1-2024-7-23.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 475,563,597 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 199.4535p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 23

25 July 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	24 July 2024
Number of ordinary shares purchased:	6,073,000
Highest price paid per share:	230.5500p
Lowest price paid per share:	227.6500p
Volume weighted average price paid per share:	229.2027p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,735,725,965 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,735,725,965 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7437X_1-2024-7-24.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 481,636,597 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 199.8286p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 24

26 July 2024

Barclays PLC

Notification of directors' details

In accordance with Listing Rule 9.6.14(2)R, Barclays PLC (the 'Company') confirms that Julia Wilson, an independent Non-Executive Director of the Company, has been appointed to the Board of Directors of Bunzl plc as a Non-Executive Director with effect from 16 December 2024.

- ENDS -

For further information, please contact:

Investor Relations                                           Media Relations

Marina Shchukina                                            Jon Tracey

+44 (0) 20 7116 2526                                       +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leader in global finance.  We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and a strong, specialist US consumer bank.  Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays

Exhibit No. 25

26 July 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	25 July 2024
Number of ordinary shares purchased:	4,807,168
Highest price paid per share:	228.0500p
Lowest price paid per share:	222.5000p
Volume weighted average price paid per share:	225.3827p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,730,950,032 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,730,950,032 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9245X_1-2024-7-25.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 486,443,765 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 200.0812p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 26

29 July 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	26 July 2024
Number of ordinary shares purchased:	3,740,000
Highest price paid per share:	232.0000p
Lowest price paid per share:	229.4000p
Volume weighted average price paid per share:	230.8961p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,727,231,265 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,727,231,265 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1006Y_1-2024-7-26.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 490,183,765 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 200.3163p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 27

30 July 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	29 July 2024
Number of ordinary shares purchased:	3,850,000
Highest price paid per share:	236.9000p
Lowest price paid per share:	231.6500p
Volume weighted average price paid per share:	234.2309p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,723,418,037 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,723,418,037 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2883Y_1-2024-7-29.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 494,033,765 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 200.5806p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 28

31 July 2024

Barclays PLC

Transaction in own shares and completion of buy-back

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	30 July 2024
Number of ordinary shares purchased:	3,889,373
Highest price paid per share:	234.8000p
Lowest price paid per share:	232.2000p
Volume weighted average price paid per share:	233.0521p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,719,590,985 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,719,590,985 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4718Y_1-2024-7-30.pdf

The Company announces that, following the purchase of these shares, the share buy-back programme announced on 21 February 2024 has completed. Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 497,923,138 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 200.8342p per ordinary share for a total consideration of approximately £1 billion.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Tom Hoskin +44 (0) 20 7116 4755